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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
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                                 SCHEDULE 14D-9
                                 (Rule 14d-101)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                                ---------------

                              PROMOTIONS.COM, INC.
                           (Name of Subject Company)


                              PROMOTIONS.COM, INC.
                      (Name of Person(s) Filing Statement)

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                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                ---------------

                                  74341U-10-6
                     (CUSIP Number of Class of Securities)

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                                  Steven Krein
                            Chief Executive Officer
                              Promotions.com, Inc.
                        268 West 44th Street, 4th Floor
                            New York, New York 10036
                                 (212) 971-9800
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                ---------------

                                With a Copy to:

                            David A. Sirignano, Esq.
                          Morgan, Lewis & Bockius LLP
                         1111 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004
                                 (202) 739-3000

         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on March 19, 2002 by Promotions.com, Inc., a Delaware corporation ("Promotions.com") relating to the offer by Virgil Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of iVillage Inc., a Delaware corporation ("iVillage"), to purchase all outstanding shares of Promotions.com common stock at a price per Promotions.com share comprised of shares of iVillage common stock designed to have a value of $0.23 and a cash payment of $0.64, net to the seller, upon the terms and subject to the conditions set forth in the Purchaser's Prospectus, dated March 19, 2002, included as an exhibit to iVillage's Schedule TO filed on March 19, 2002, with the Securities and Exchange Commission and the related Letter of Transmittal.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Item 3 is hereby amended and supplemented by the following:

1. The proviso at the end of the third sentence in the paragraph beginning "Treatment of Promotions.com Stock Options" on page 2 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following proviso:

                  provided, however, that with respect to any Options as to which the Per Share Amount exceeds the applicable per share exercise price, Promotions.com will, promptly following the Effective Time, pay (or cause to be paid) to the holders of such Options a certain number of shares of Common Stock.

2. The third to last sentence in the paragraph beginning "Treatment of Promotions.com Stock Options" on page 2 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

                  This amount will be paid in whole shares of Common Stock valued at the offer price, which is the value of the stock portion and cash portion paid in the Offer, with the value of any fractional shares so issuable to be paid in cash.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         Item 4 is hereby amended and supplemented by the following:



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3. The paragraph beginning "On November 19, 2001" on page 4 of the Schedule
14D-9 is hereby deleted in its entirety and replaced by the following two paragraphs:

                           iVillage's business strategy includes growth through
                  business combinations, acquisitions and joint ventures. Prior to the date that iVillage first initiated discussions with Promotions.com, iVillage has several internal discussions concerning a potential acquisition of, or strategic alliance with, Promotions.com. Management of iVillage was aware of Promotions.com's promotional and marketing experience and believed that it would be perceived favorably by iVillage's advertisers. Management of iVillage also believed that there might be potential cross-selling opportunities to customers of Promotions.com and other benefits to iVillage and its stockholders if it were to acquire Promotions.com. As a result of these internal discussions, Scott Levine, iVillage's
                  Chief Financial Officer, was instructed to initiate contact with Promotions.com, and Mr. Levine did so on November 19, 2001 by leaving a telephone message for Lawrence Quartaro, Chief Financial Officer of Promotions.com.

                           Also on November 19, 2001, Promotions.com received an
                  initial merger proposal from Bingo, and Promotions.com commenced negotiations on that proposal.

4. The word "phone" in the paragraph beginning "On November 22, 2001" on page 4 of the Schedule 14D-9 is hereby deleted and replaced by the word "telephone."

5. The paragraph beginning "During late November and early December 2001" on page 5 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following paragraph:

                  During late November and early December 2001, Promotions.com conducted negotiations with a total of four potential acquirers, and received an indication of interest for one of its lines of business. Certain of the other potential acquirers supplied Promotions.com with written proposals containing general parameters of potential transactions, including financing transactions.

6. The following sentence is added to the paragraph beginning "During the morning of December 5, 2001" on page 5 of the Schedule 14D-9 as the second to last sentence of that paragraph:

         While the general meaning of the term "net cash" was discussed during this meeting, the parties did not agree on the precise elements of the definition.

7. The word "dollars" in the paragraph beginning "Later in the day of December 6, 2001" on page 5 of the Schedule 14D-9 is hereby deleted.

8. The amount "$5.5 million" in the paragraph beginning "Later in the day of December 6, 2001" on page 5 of the Schedule 14D-9 is hereby changed to "$6.0 million".


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9. The third sentence in the paragraph beginning "On December 11, 2001"
beginning on page 5 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

                  Later that day, iVillage consulted with its outside legal counsel, Orrick, Herrington & Sutcliffe LLP, regarding the structure of the proposed transaction and, as a result of that discussion, determined that if the transaction were structured as an exchange offer followed by a merger, it was likely that the timing of the closing could be accelerated.

10. The paragraph beginning "On December 12, 2001" on page 6 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following two paragraphs:

                           On December 12, 2001, Promotions.com provided
                  iVillage with Promotions.com's initial comments on the proposed term sheet. These comments were discussed by iVillage and Promotions.com telephonically later that day and, although several terms of the proposed transaction were left open for future discussion and negotiation, the parties agreed on the formula for determining the price per share to be offered to the stockholders of Promotions.com. The parties agreed that, in the aggregate, the Promotions.com stockholders would receive $3.5 million of iVillage common stock and all of Promotions.com's net cash. No agreement on the manner of calculating Promotions.com's "net cash" was reached during this meeting.

                           Also on December 12, 2001, Messrs. Elkes and Levine
                  and Ms. Tollinger had dinner with Messrs. Krein and Feldman, and Ian J. Berg, a director and significant stockholder of Promotions.com. This was Mr. Berg's first meeting with representatives of iVillage, and much of the time during this dinner was devoted to providing Mr. Berg with an introduction to iVillage's business, strategy and financial results and an overview of the terms of the proposed transaction with Promotions.com.



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11. The last sentence in the paragraph beginning "On December 13, 2001" on page
6 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

                  Mr. Krein went back to Bingo and one other potential acquirer with whom Promotions.com had had recent discussions and requested their "best offer."

12. The last sentence in the paragraph beginning "On December 14, 2001" on page 6 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

                           The Board met on December 14, 2001 and determined to
                  enter into the no-shop agreement with iVillage and to discontinue discussions with Bingo and the other potential bidders, as the Board believed, based on a comparison of the financial terms of the various transactions and the other factors discussed below under "Reasons for the Offer and the Merger," that the iVillage offer was the best offer.

13. The first sentence in the paragraph beginning "On December 17, 2001" on page 6 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following two sentences:

                           On December 17, 2001, Promotions.com retained Morgan,
                  Lewis & Bockius LLP as its outside legal counsel with respect to the transaction. Prior to that date, Promotions.com had been represented by other outside counsel with respect to corporate and securities law matters not relating to the transaction with iVillage.

14. The last sentence in the paragraph beginning "On January 4, 2002" on page 7 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following language:

                           Although no agreement on this definition was reached
                  at this meeting, iVillage expressed its desire to complete the transaction without any cash outlay on its part, other than the cash required to pay its expenses of the offering. To accomplish this goal, the parties agreed that the definition of net cash would need to exclude agreed upon amounts for accounts payable, accrued liabilities, merger related expenses, including bonuses, severance payments, accounting and legal fees and premiums for directors' and officers' insurance, and agreed upon amounts for a reserve for pending and threatened litigation and a general reserve. Most of the discussion between the parties regarding the net cash definition concerned the appropriate amounts to be reserved for pending and threatened litigation and on adjustments to be made with respect to certain equipment leases.

15. The first sentence in the paragraph beginning "On January 7, 2002" on page 7 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

                           On January 7, 2002, Messrs. Elkes, Levine and Kolberg
                  and Ms. Tollinger met with Messrs. Krein and Quartaro at the offices of Promotions.com to continue their discussion regarding the net cash definition and, in particular, the appropriate amounts to be reserved for pending and threatened litigation and the equipment lease adjustments.



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16. The last sentence in the paragraph beginning "On January 14, 2002" on page 7 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

                  No agreement on the net cash definition was reached during this meeting, primarily because the parties could not agree on the appropriate amounts to be reserved for pending and threatened litigation and the equipment lease adjustments.

17. The following sentence is added to the paragraph beginning "On February 8, 2002" on page 8 of the Schedule 14D-9 as the last sentence of that paragraph:

                  The parties also agreed on the various dollar amounts to be used to derive the net cash amount.

18. The second sentence in the paragraph beginning "On February 9, 2002" on page 8 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

                  During this call, Mr. Levine expressed his view that in light of the bankruptcy filing by At Home and the fact that Mr. Berg had not yet paid the purchase price for these Promotions.com shares there was some uncertainty regarding Mr. Berg's right to tender these shares in the exchange offer and to vote them in favor of the merger.

19. The following sentence is added to the paragraph beginning "Throughout the day and late into the night" on page 9 of the Schedule 14D-9 as the second sentence of that paragraph:

                  During this time, Promotions.com provided iVillage with revised projections for the first quarter of fiscal 2002.

20. The following sentence is added to become the second sentence in the bullet point beginning "The opinions of Allen & Company and Capitalink, L.C." on page 10 of the Schedule 14D-9:

                  The Board considered each of the these opinions as a whole and did not select or focus on any specific portion of either opinion in reaching its approval and recommendation.

21. The first sentence in the paragraph beginning "The foregoing discussion of information" on page 11 of the Schedule 14D-9 is hereby deleted in its entirety and replaced by the following sentence:

                           The foregoing disucssion of information and factors
                  considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board, each of which factors supported the approval and recommendation of the Offer and the Merger by the Board.

22. The following sentence is added as a new paragraph immediately under the caption "Historical Financial Data Analysis" on page 13 of the Schedule 14D-9:

                           Capitalink utilized a Historical Financial Data
                  Analysis to better understand and interpret the earning power and financial strength of Promotions.com and iVillage.

23. The following sentence is added as a new paragraph immediately under the caption "Historical Stock Price Analysis" on page 13 of the Schedule 14D-9:

                           Capitalink utilized a Historical Stock Price Analysis
                  to review and compare Promotions.com's and iVillages' performance to general market indices and selected peer groups and reviewed the liquidity of their common stock in the public trading markets.



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24. The following sentence is added as a new paragraph immediately under the caption "Merger Consideration Analysis" on page 14 of the Schedule 14D-9:

                           Capitalink utilized the Merger Consideration Analysis
                  to review a range of iVillage stock prices and its impact on the number of shares issuable to Promotions.com stockholders.

25. The following sentence is added as a new paragraph immediately under the caption "Selected Comparable Company Analysis" on page 14 of the Schedule 14D-9:

                           Capitalink utilized the Selected Comparable Companies
                  Analysis, a market valuation approach, for the purposes of compiling guideline or comparable company statistics to develop value measures and correlation based on prices at which stock of similar companies are trading in a public market.

26. The following sentence is added as a new paragraph immediately under the caption "Selected Comparable Transaction Analysis" on page 15 of the Schedule 14D-9:

                           Capitalink utilized the Selected Comparable
                  Transaction Analysis, a market valuation approach, for the purposes of compiling guideline or comparable transaction statistics to develop value measures and correlation based on prices at which transactions of a similar nature took place.

27. The following sentence is added as a new paragraph immediately under the caption "Acquisition Premiums Analysis" on page 16 of the Schedule 14D-9:

                           Capitalink utilized the Acquisitions Premiums
                  Analysis, a market valuation approach, for the purposes of compiling guideline or comparable transaction premium statistics to develop value measures and correlation based on premiums at which transactions of a similar nature took place.

28. The following sentence is added as a new paragraph immediately under the caption "Premiums Paid Analysis" on page 17 of the Schedule 14D-9:

                           Capitalink utilized the Premiums Paid Analysis, a
                  market valuation approach, for the purposes of comparing a per share transaction price to a range of the Company's historical stock prices to determine if the consideration is offered at a premium.

ANNEX C. INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 193 AND RULE 14f-1 THEREUNDER.

         Annex C is hereby amended and supplemented by the following:




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29. The table on page C-8 of the Schedule 14D-9 captioned "Option Grants During
Year Ended December 31, 2001" is amended such that the line for Kenneth J. Grosso shall be deleted in its entirety and replace by the following, and that a new footnote (5) is added to the table as follows:

Kenneth J. Grosso.........67,500(5)     8.2    0.16 10/2/11   6,792     17,212

(5) One-half of these options are exercisable. The remainder will not vest because Mr. Grosso's employment with the Company terminated during 2001.

30. The following language is added as a new section immediately preceding the section under the caption "Compensation Committee Interlocks and Insider Participation" on page C-12 of the Schedule 14D-9:

                          REPORT OF THE AUDIT COMMITTEE

                           Throughout 2001, Mr. Dirk A. Hall served on the
                  Company's Audit Committee. During 2001, Mr. Kristopher A. Wood and Mr. Arnold Greenberg served on the Company's Audit Committee from January 1 through April 2 and May 7, respectively. On November 8, 2001 Mr. Ian J. Berg was appointed to serve as Chairman of the Audit Committee. The Audit Committee currently consists of Messrs. Hall and Berg.

                           The Audit Committee reports as follows with respect
                  to the audit of the Company's fiscal year 2001 audited financial statements.

                  o The Committee has reviewed and discussed the audited financial statements with the Company's management;

                  o The Committee has discussed with the independent auditors, PricewaterhouseCoopers LLP, the matters required to be discussed by Statement on Auditing Standards No. 61;

                  o The Committee has received written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 and has discussed with the auditors the auditors' independence from the Company; and

                  o Based on review and discussions of the Company's audited financial statements with management and discussions with the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements for the fiscal year ended December 31, 2001 be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.



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                           The Audit Committee has adopted a formal written
                           charter.

                                        THE AUDIT COMMITTEE

                                             Ian J. Berg
                                             Dirk A. Hall

                  Fee Disclosures in Proxy

                  Audit Fees

                           The aggregate fees billed to the Company by
                  PricewaterhouseCoopers LLP for professional services rendered for the audit of the Company's fiscal year 2001 financial statements and the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001 were $61,450.

                  Financial Information Systems Design And Implementation Fees

                           No services were performed by, or fees billed for
                  professional services rendered by, PricewaterhouseCoopers LLP in connection with financial information systems designs and implementation projects for the year ended December 31, 2001.

                  All Other Fees

                           Fees billed for other services rendered by
                  PricewaterhouseCoopers LLP for the year ended December 31, 2001 were $0 for audit related services and $35,695 for non-audit services. Audit related services include SEC registration statement review and accounting policy reviews. Non-audit services include fees for tax consultation and preparation.

                           The Audit Committee considered whether the provision
                  of services described above under "All Other Fees" is compatible with maintaining PricewaterhouseCoopers LLP's independence and believes that such services described under "All Other Fees" is compatible with maintaining
                  PricewaterhouseCoopers LLP's independence.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                         PROMOTIONS.COM, INC.



                         By: /s/ Steven H. Krein
                             --------------------------------------------
                             Name:  Steven H. Krein
                             Title:  Chairman & Chief Executive Officer



Dated:  April 8, 2002







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